Exhibit 99.1

IceCure Medical Announces 1-for-30 Reverse Share Split to Support Nasdaq Compliance

Proactive Step to Regain Nasdaq Compliance as Part of the Company’s Broader Capital Markets Strategy

CAESAREA, ISRAEL, June 2, 2026 (PR NEWSWIRE) -- IceCure Medical Ltd. (the “Company” or “IceCure” or “IceCure Medical”) (Nasdaq: ICCM), developer of minimally-invasive cryoablation technology that destroys tumors by freezing as an option to surgical tumor removal, today announced that it intends to effect a one-for-thirty reverse split (the “Reverse Share Split”) of the Company’s ordinary shares, no par value per share, (the “Ordinary Shares”), as part of its proactive efforts to regain compliance with the Nasdaq $1.00 minimum bid price requirement and support its broader capital markets strategy. The Ordinary Shares continue to trade on the Nasdaq Capital Market under the existing symbol “ICCM” and will begin trading on a split-adjusted basis when the market opens on June 4, 2026. The new CUSIP number for the Ordinary Shares following the Reverse Share Split will be M53071201.

The primary purpose of the Reverse Share Split is to increase the per-share trading price of the Company’s Ordinary Shares to regain compliance with the $1.00 minimum bid price requirement for continued listing on The Nasdaq Capital Market. Under applicable Nasdaq rules, the Company has until November 9, 2026 to cure the non-compliance. By effecting the Reverse Share Split at this time, the Company intends to proactively satisfy these regulatory requirements and maintain the listing of its Ordinary Shares on Nasdaq.

The Reverse Share Split was approved by the Company’s shareholders at the Company’s Special General Meeting of Shareholders held on May 11, 2026, to be effected at the board of directors’ discretion within approved parameters, and the board of directors has approved the 1-for-30 ratio. The Reverse Share Split will not result in an adjustment to the authorized share capital of the Company under the Company’s amended and restated articles of association, as currently in effect (the “Articles”), which, as of the date hereof consists of 2,500,000,000 Ordinary Shares.

The Reverse Share Split will affect all shareholders uniformly and will not alter any shareholder’s percentage ownership interest in the Company’s equity, except for minor changes to the treatment of fractional shares as described below. The Reverse Share Split will adjust the number of issued and outstanding Ordinary Shares of the Company from 84,201,034 Ordinary Shares to approximately 2,806,701 Ordinary Shares (subject to any further adjustments based on the treatment of fractional shares). In accordance with the Company’s Articles, no fractional Ordinary Shares will be issued as a result of the Reverse Share Split and all fractional Ordinary Shares shall be rounded to the nearest whole Ordinary Share, as applicable, such that only shareholders holding fractional consolidated Ordinary Shares of more than half of the number of Ordinary Shares which consolidation constitutes one whole Ordinary Share, shall be entitled to receive one consolidated Ordinary Share, as applicable. Proportional adjustments also will be made to Ordinary Shares underlying outstanding options and warrants (with a reciprocal increase in the per share exercise price), restricted shares, restricted share units, and to the number of Ordinary Shares issued and issuable under the Company’s share incentive plans and certain existing agreements.

VStock Transfer, the Company’s transfer agent, will send instructions to shareholders of record who hold share certificates regarding the exchange of certificates for Ordinary Shares. Shareholders who hold their Ordinary Shares in book-entry form or in brokerage accounts or “street name” are not required to take any action to effect the exchange of their Ordinary Shares following the Reverse Share Split.

About IceCure Medical Ltd.

IceCure Medical (Nasdaq: ICCM) develops and markets advanced liquid-nitrogen-based cryoablation therapy systems for the destruction of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally invasive technology is a safe and effective option to surgical tumor removal that is easily performed in a relatively short procedure. The Company’s flagship ProSense® system is marketed and sold worldwide for the indications cleared and approved to date including in the U.S., Europe and Asia.

Forward-Looking Statements Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we discuss the effective date for the Reverse Share Split and the date that trading of the Ordinary Shares will begin on a split-adjusted basis.  Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others: the Company’s planned level of revenues and capital expenditures; the Company’s available cash and its ability to obtain additional funding; the Company’s ability to market and sell its products; legal and regulatory developments in the United States and other countries; the Company’s ability to maintain its relationships with suppliers, distributors and other partners; the Company’s ability to maintain or protect the validity of its patents and other intellectual property; the Company’s ability to expose and educate medical professionals about its products; political, economic and military instability in the Middle East, specifically in Israel; as well as those factors set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 filed with the SEC on March 17, 2026, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Investor Relations Contact

Email: investors@icecure-medical.com

Michael Polyviou

Phone: 732-232-6914